Sysco 3Q14 Earnings Results
Sysco 3Q14 Earnings Results
May 5, 2014
Filed by Sysco Corporation
Commission File No. 001-06544
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: USF Holding Corp.

Forward-Looking Statements
Statements made in this presentation or the accompanying earnings call that look forward in time or that express management’s beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These statements include our plans and expectations related to and the benefits and expected timing of our business transformation initiatives, our plans and expectations related to and the benefits of the proposed merger with US Foods, and our plans and expectations related to acquisitions. These statements also include expectations regarding our operating performance results, market conditions and trends, inflation, retirement-related expenses, our expense management and Broadline cost per case performance, business transformation costs and expenses, free cash flow and capital expenditures. The success of our business transformation initiatives and expectations regarding our operating performance are subject to the general risks associated with our business, including the risks of interruption of supplies due to lack of long-term contracts, severe weather, crop conditions, work stoppages, intense competition, technology disruptions, dependence on large regional and national customers, inflation risks, the impact of fuel prices, adverse publicity, and labor issues. Risks and uncertainties also include risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. Market conditions may not improve as anticipated. If sales from our locally managed customers do not grow at the same rate as sales from regional and national customers, our gross margins may continue to decline. Our ability to meet our long-term strategic objectives to grow the profitability of our business depends largely on the success of our Business Transformation Project. There are various risks related to the project, including the risk that the project and its various components may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; the risk that the actual costs of the ERP system may be greater or less than currently expected because we have encountered, and may continue to encounter, the need for changes in design or revisions of the project calendar and budget, including the incurrence of expenses at an earlier or later time than currently anticipated; the risk that our business and results of operations may be adversely affected if we experience delays in deployment, operating problems, cost overages or limitations on the extent of the business transformation during the ERP implementation process; and the risk of adverse effects to our business, results of operations and liquidity if the
ERP system, and the associated process changes, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. In fiscal 2013, we delayed the deployment of certain components of our ERP system so that we could address certain areas of improvement. We installed a major scheduled update to the ERP system and deployed the system to three additional locations in the first 39 weeks of fiscal 2014, and have deployed the system to two additional locations in April 2014. Planned deployments in the coming quarters are dependent upon the success of the ERP system and the updates at the current locations. We may experience delays, cost overages or operating problems when we deploy the system to additional locations. Our plans related to and the timing of the implementation of the ERP system, as well as the cost transformation and category management initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. We may fail to realize anticipated benefits, particularly expected cost savings, from our cost transformation initiative. If we are unable to realize the anticipated benefits from our cost cutting efforts, we could become cost disadvantaged in the marketplace, and our competitiveness and our profitability could decrease. We may also fail to realize the full anticipated benefits of our category management initiative, and may be unable to successfully execute the initiative in our anticipated timeline. Capital expenditures may vary from those projected based on changes in business plans and other factors, including risks related to the implementation of our business transformation initiatives and our regional distribution centers, the timing and successful completions of acquisitions, construction schedules and the possibility that other cash requirements could result in delays or cancellations of capital spending. Periods of high inflation, either overall or in certain product categories, can have a negative impact on us and our customers, as high food costs can reduce consumer spending in the food-away-from-home market, and may negatively impact our sales, gross profit, operating income and earnings. Expanding into international markets presents unique challenges and risks, including compliance with local laws, regulations and customs and the impact of local political and economic conditions, and such expansion efforts may not be successful. Any business we acquire may not perform as expected, and we may not realize the anticipated benefits of our acquisitions. The consummation of the merger with US Foods is subject to regulatory approval and the satisfaction of certain conditions, and we cannot predict whether the necessary conditions will be satisfied or waived and the requisite regulatory approvals received. Sysco and US Foods may be required to take certain actions to obtain regulatory approval for the merger, including the divestiture of assets, which could negatively impact the projected benefits of the merger. Termination of the merger agreement with US Foods could require Sysco to make a termination payment of
$300 million, which could adversely impact Sysco’s stock price, liquidity and financial condition. As a result of uncertainties surrounding the proposed merger, prospective suppliers and customers may delay or decline to enter into agreements with us, and we may also lose current suppliers and customers, and fail to retain key employees. The pending merger and our current pre-merger integration planning efforts may divert our management’s attention from day-to-day business operations and the execution of our business transformation initiatives, which could result in performance shortfalls.
Integration of the businesses of Sysco and US Foods may be more difficult, costly or time consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies. We may fail to retain some of US Foods’ vendors and customers after the proposed merger. Consummation of the merger will require Sysco to incur significant additional indebtedness, which could adversely impact our financial condition and may hinder our ability to obtain additional financing and pursue other business and investment opportunities. For a discussion of additional factors impacting Sysco’s business, see the Company’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission, and the Company’s subsequent filings with the SEC. Sysco does not undertake to update its forward-looking statements.

Additional Information for US Foods Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC's website at
www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

3Q14 Highlights
3Q14 Highlights

1 See Non-GAAP reconciliations at the end of this presentation.
Reported
Adjusted for Certain
Items Results
$ Millions, except
share data
3Q14
YOY %
Change
3Q14
YOY %
Change
Sales $11,277 3.2% $11,277 3.2%
Gross Profit $1,995 2.7% $1,995 2.7%
Operating
Expenses
$1,662 3.5% $1,606 3.3%
Operating
Income
$333 (1.4%) $388 0.3%
Net Earnings $181 (10.2%) $223 (5.0%)
Diluted EPS $0.31 (8.8%) $0.38 (5.0%)
1

Consumer Spending Rebounded as Weather Improved
Consumer Spending Rebounded as Weather Improved

Restaurant Spend Restaurant Traffic
Restaurant Spend/Traffic
(1)
% Change vs. Year Ago
U.S. Retail Data
(2)
% Change vs. Year Ago
1) Source: NPD Crest
2) Source: U.S. Dept. of Commerce

Business Transformation Progress
Business Transformation Progress

Technology Product Costs Operating Costs
Successfully converted
5 operating companies
this fiscal year
Significant progress in
System stability
Performance and
scalability
Functionality
Working to ensure
smoother transitions
for each successive
converting operating
company
On track to achieve
FY14 and FY15
objectives
All of pilot and wave
1, and the majority of
wave 2 categories,
launched in market by
end of FY14
representing:
$5-7B in annual
spend
Program effectiveness
enhanced by sharing
best practices and
greater
communication
Majority of route
optimization complete
by end of FY14
Where implemented,
planned miles
reduced 5%
Fleet optimization - over
500 pieces retired;
1,000 more to come
Fleet and equipment
acquisition and
standardization
completed resulting in
substantially lower cost
to acquire assets
Increased focus on
operations labor
management

We are focused on
Creating value for our customers;
Driving transformational change within our company; and
US Foods merger integration planning
Expect market conditions will improve modestly for the remainder of calendar 2014 and that Sysco’s operating performance results will show steady improvement
Strong execution is paramount to providing best-in-class customer service and meeting our FY14 financial objectives
Key Takeaways
Key Takeaways

Reported
Adjusted for Certain
Items Results
$ Millions, except
share data
3Q14
YOY %
Change
3Q14
YOY %
Change
Sales $11,277 3.2% $11,277 3.2%
Gross Profit $1,995 2.7% $1,995 2.7%
Operating
Expenses
$1,662 3.5% $1,606 3.3%
Operating
Income
$333 (1.4%) $388 0.3%
Net Earnings $181 (10.2%) $223 (5.0%)
Diluted EPS $0.31 (8.8%) $0.38 (5.0%)
3Q14 Highlights
3Q14 Highlights

1 See Non-GAAP reconciliations at the end of this presentation.
1

Case Growth Drives Sales Growth
Case Growth Drives Sales Growth
(1)
(1) – Includes Broadline and SYGMA
3.0%
5.7%
4.1%
5.0%
4.1%
3.0%
3.2%
Jan/Feb Sales +1.7% YOY
Mar Sales +5.5% YOY
4Q13 1Q14 2Q14 3Q14
Case Growth
Organic Acquisitions
4.3%
4Q13 1Q14 2Q14 3Q14
Sales Growth
Inflation Case Growth/Mix Fx
3.0%

Gross Margin Pressure Moderated
Gross Margin Pressure Moderated

($ in millions)
(32)
(19)
(28)
(60)
(68)
(60)
(9)
-110
-90
-70
-50
-30
-10
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14
YOY Decline in Gross Margin (bps)
Low inflation
business;
in locally-managed
Strengthening trends
Margin management;
aided by:
margin erosion mainly
Deceleration in gross

Initiatives Continue to Drive Lower Cost per Case
Initiatives Continue to Drive Lower Cost per Case
retirement-related expense due to prior year restructuring
Partially offset by lower sales organization costs, and a decrease in
Increased corporate expense
and
Increased delivery and warehouse costs, including weather impact;
Increased case volume, and new costs from acquired companies;
Operating expenses increased $57 million or 3.5% due to:
Benefits generated from our transformation initiatives helped to lower Broadline cost-per-case $0.03 in the quarter

FY14 Retirement-Related Expenses Lower Than Expected
FY14 Retirement-Related Expenses Lower Than Expected
FY14 Guidance
Year-over-Year Variance
H (L)
(in millions) Current Prior
Pension & other (121) (121)
401(k) & other 45-55 61-71
Underlying retirement-related expense (65-75) (50-60)
Certain items (20) (20)
Total retirement-related expenses (85-95) (75-85)
Note: Totals may not foot due to rounding

(in millions) 3Q14 3Q13
YTD
FY14
YTD
FY13
Operating expense $71 $83 $198 $242
Capital investment $14 $4 $29 $14
Cash outlay $61 $67 $161 $201

Business Transformation Project Costs
Business Transformation Project Costs
In FY14, Business Transformation:
Expense expected to be $275-300 million
Capital expected to be $30-40 million
Cash outlay expected to be $225-275 million

Capital Expenditures
Capital Expenditures

($ millions)
$373
$111
3
rd
Quarter Year-to-Date
$117
$387
In 3Q14:
Recent equipment and fleet optimization projects contributed to lower spend, and
ERP stabilization activities drove higher business transformation spend
FY 2014 FY 2013
Technology Fleet Facilities
FY 2014 FY 2013
Technology Fleet Facilities

$ Millions
YTD
FY14
YTD
FY13 % Chg
Cash Flow from Operations
$848 $759 11.7%
Capital Expenditures, net
1
364 361 0.8%
Free Cash Flow
2
$484 $398 21.5%
Dividends Paid
$498 $482 3.3%
Free Cash Flow Continues to Improve
Free Cash Flow Continues to Improve
1)
Capital expenditures are net of proceeds from sales of plant and equipment
2)
Free cash flow may not foot due to rounding

Integration planning efforts underway; focused on
Day one readiness;
Value creation; and
Long-term organizational design
Merger benefits our customers and helps us become more efficient in an evolving and competitive marketplace
Customers have many choices in this fiercely competitive marketplace
Continuing dialogue with the FTC
We expect the merger to close in the third calendar quarter of
2014
Update on Proposed Merger with US Foods
Update on Proposed Merger with US Foods

Non-GAAP Reconciliations

3Q14 Non-GAAP Reconciliations
3Q14 Non-GAAP Reconciliations
Sysco’s results of operations are impacted by certain items which include charges from restructuring our executive retirement plans, multiemployer pension charges, severance charges, US Foods merger and integration planning costs, change in estimate of self-insurance, charges from a contingency accrual, charges from facility closures and amortization of US Foods financing costs.  Management believes that adjusting its operating expenses, operating income, interest expense, net earnings and diluted earnings per share to remove these certain items provides an important perspective with respect to our results and provides meaningful supplemental information to both management and investors that removes these items which are difficult to predict and are often unanticipated, and which, as a result are difficult to include in analyst's financial models and our investors' expectations with any degree of specificity.  Sysco believes the adjusted totals facilitate comparison on a year-
over-year basis.
The company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes.  These financial measures should not be used as a substitute in assessing the company’s results of operations for the periods presented.  An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.  As a result, in the tables that follow, each period presented is adjusted to remove the certain items noted above.

3Q14 Non-GAAP Reconciliation
3Q14 Non-GAAP Reconciliation
13-Week
Period Ended
Mar. 29, 2014
13-Week
Period Ended
Mar. 30, 2013
13-Week
Period Change
in Dollars
13-Week
Period
% Change
Operating expenses (GAAP) $ 1,662,116 $ 1,605,280 $ 56,836
3.5
%
Impact of restructuring executive retirement plans (773) (5,444) 4,671 -85.8
Impact of MEPP charges - (40,744) 40,744
-100.0
Impact of severance charges (1,512) (3,595) 2,083
-57.9
Impact of US Foods merger and integration planning costs (32,416) - (32,416) NM
Impact of contingency accrual (20,000) - (20,000)
NM
Impact of facility closure charges (1,022) (285) (737)
258.6
Operating expenses adjusted for certain items (Non-GAAP) $ 1,606,393 $ 1,555,212 $ 51,181 3.3%
Operating Income (GAAP) $ 332,625 $ 337,202 $ (4,577)
-1.4
%
Impact of restructuring executive retirement plans 773 5,444 (4,671) -85.8
Impact of MEPP charges - 40,744 (40,744) -100.0
Impact of severance charges 1,512 3,595 (2,083)
-57.9
Impact of US Foods merger and integration planning costs 32,416 - 32,416
NM
Impact of contingency accrual 20,000 - 20,000 NM
Impact of facility closure charges 1,022 285 737
258.6
Operating income adjusted for certain items (Non-GAAP) $ 388,348 $ 387,270 $ 1,078
0.3
%
Interest Expense (GAAP) $ 32,224 $ 34,215 $ (1,991)
-5.8
%
Impact of US Foods financing costs (2,925) - (2,925)
NM
Interest Expense (GAAP) $ 29,299 $ 34,215 $ (4,916) -14.4%
Net earnings (GAAP) $ 180,937 $ 201,417 $ (20,480)
-10.2
%
Impact of restructuring executive retirement plans (net of tax) 471 3,579 (3,108) -86.8
Impact of MEPP charges (net of tax) - 26,784 (26,784) -100.0
Impact of severance charges (net of tax) 922 2,363 (1,441)
-61.0
Impact of US Foods merger and integration planning costs (net of tax) 19,769 - 19,769 NM
Impact of contingency accrual (net of tax) 18,049 - 18,049 NM
Impact of facility closure charges (net of tax) 623 187 436
233.2
Impact of US Foods financing costs (net of tax) 1,784 - 1,784
NM
Net earnings adjusted for certain items (Non-GAAP) (1) $ 222,555 $ 234,330 $ (11,775) -5.0%
Diluted earnings per share (GAAP) $ 0.31 $ 0.34 $ (0.03)
-8.8
%
Impact of restructuring executive retirement plans - 0.01 (0.01) -100.0
Impact of MEPP charges - 0.05 (0.05)
-100.0
Impact of US Foods merger and integration planning costs 0.03 - 0.03
NM
Impact of contingency accrual 0.03 - 0.03 NM
Impact of facility closure charges - - - NM
Impact of US Foods financing costs - - -
NM
Diluted EPS adjusted for certain items (Non-GAAP) (2) $ 0.38 $ 0.40 $ (0.02) -5.0%
Diluted shares outstanding 590,470,283 592,903,799
(1)
Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger and integration planning costs, charges from a contingency accrual, charges from facility closures and amortization of US Foods financing costs was $32,029 and $17,155 for the 13-week periods ended March 29, 2014 and March 30, 2013, respectively.  Amounts are calculated by multiplying the operating income impact of each item by each quarter's effective tax rate with the exception of the impact of the charges from a contingency accrual, which has an estimated non-deductible portion.
(2)
Individual components of diluted earnings per share may not add to the total presented due to rounding.  Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.
NM represents that the percentage change is not meaningful
- more -

3Q14 Non-GAAP Reconciliation
3Q14 Non-GAAP Reconciliation
39-Week
Period Ended
Mar. 29, 2014
39-Week
Period Ended
Mar. 30, 2013
39-Week
Period Change
in Dollars
39-Week
Period
% Change
Operating expenses (GAAP) $ 4,862,579 $ 4,725,752 $ 136,827
2.9
%
Impact of restructuring executive retirement plans (2,323) (17,608) 15,285
-86.8
Impact of MEPP charge (1,451) (43,201) 41,750
-96.6
Impact of severance charges (5,109) (15,341) 10,232
-66.7
Impact of US Foods merger and integration planning costs (36,769) - (36,769)
NM
Impact of change in estimate of self insurance (23,841) - (23,841) NM
Impact of contingency accrual (20,000) - (20,000) NM
Impact of facility closure charges (2,497) (1,974) (523) 26.5
Operating expenses adjusted for certain items (Non-GAAP) $ 4,770,589 $ 4,647,628 $ 122,961 2.6%
Operating Income (GAAP) $ 1,162,600 $ 1,198,635 $ (36,035) -3.0%
Impact of restructuring executive retirement plans 2,323 17,608 (15,285) -86.8
Impact of MEPP charge 1,451 43,201 (41,750) -96.6
Impact of severance charges 5,109 15,341 (10,232) -66.7
Impact of US Foods merger and integration planning costs 36,769 - 36,769 NM
Impact of change in estimate of self insurance 23,841 - 23,841 NM
Impact of contingency accrual 20,000 - 20,000 NM
Impact of facility closure charges 2,497 1,974 523 26.5
Operating income adjusted for certain items (Non-GAAP) $ 1,254,590 $ 1,276,759 $ (22,169) -1.7%
Interest Expense (GAAP) $ 92,536 $ 97,325 $ (4,789) -4.9%
Impact of US Foods financing costs (3,093) - (3,093) NM
Interest Expense (GAAP) $ 89,443 $ 97,325 $ (7,882) -8.1%
Net earnings (GAAP) $ 677,362 $ 709,384 $ (32,022) -4.5%
Impact of restructuring executive retirement plans (net of tax) 1,464 11,264 (9,800) -87.0
Impact of MEPP charge (net of tax) 914 27,635 (26,721) -96.7
Impact of severance charges (net of tax) 3,219 9,813 (6,594) -67.2
Impact of US Foods merger and integration planning costs (net of tax) 23,166 - 23,166 NM
Impact of change in estimate of self insurance (net of tax) 15,021 - 15,021 NM
Impact of contingency accrual (net of tax) 18,150 - 18,150 NM
Impact of facility closure charges (net of tax) 1,573 1,263 310 24.5
Impact of US Foods financing costs (net of tax) 1,949 - 1,949 NM
Net earnings adjusted for certain items (Non-GAAP) (1) $ 742,818 $ 759,359 $ (16,541) -2.2%
Diluted earnings per share (GAAP) $ 1.15 $ 1.20 $ (0.05) -4.2%
Impact of restructuring executive retirement plans - 0.02 (0.02) -100.0
Impact of MEPP charge - 0.05 (0.05) -100.0
Impact of severance charges 0.01 0.02 (0.01) -50.0
Impact of US Foods merger and integration planning costs 0.04 - 0.04 0.0
Impact of change in estimate of self insurance 0.03 - 0.03 NM
Impact of contingency accrual 0.03 - 0.03 NM
Impact of facility closure charges - - -
NM
Impact of US Foods financing costs - - -
NM
Diluted EPS adjusted for certain items (Non-GAAP) (2) $ 1.26 $ 1.28 $ (0.02)
-1.6
%
Diluted shares outstanding 589,834,321 591,054,506
(1)
Tax impact of adjustments for executive retirement plans restructuring, MEPP charge, severance charges, US Foods merger costs, change in estimate of self insurance, charges from a contingency accrual, charges from facility closures and amortization of US Foods financing costs was $44,627 and $28,149 for the 39-week periods ended March 29, 2014 and March 30, 2013, respectively.  Amounts are calculated by multiplying the operating income impact of each item by each 39-week period's effective tax rate with the exception of the impact of the charges from a contingency accrual, which has an estimated non-deductible portion.
(2)
Individual components of diluted earnings per share may not add to the total presented due to rounding.  Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.
NM represents that the percentage change is not meaningful
- more -

3Q14 Non-GAAP Reconciliation
3Q14 Non-GAAP Reconciliation
Free cash flow represents net cash provided from operating activities less purchases of plant and equipment and includes proceeds from sales of plant and
equipment.   Sysco considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases and sales of buildings, fleet, equipment and technology, which may potentially be used to pay for, among other
things, strategic uses of cash including dividend payments, share repurchases and acquisitions.   We do not mean to imply that free cash flow is necessarily available for discretionary expenditures, however, as it may be necessary that we use it to make mandatory debt service or other payments. Free cash flow should not be used as a substitute in assessing the company’s liquidity for the periods presented.  An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.  In the table that follows, free cash flow for each period presented is reconciled to net cash provided by operating activities.
39-Week
Period Ended
Mar. 29, 2014
39-Week
Period Ended Mar.
30, 2013
39-Week
Period Change
in Dollars
39-Week
Period
% Change
Net cash provided by operating activities (GAAP) $ 848,064 $ 759,408 $ 88,656
11.7
%
Additions to plant and equipment (387,451) (373,048) (14,403)
-3.9
Proceeds from sales of plant and equipment 23,695 12,115 11,580 95.6
Free Cash Flow (Non-GAAP) $ 484,308 $ 398,475 $ 85,833 21.5%